Free-Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-134553

The following article regarding the launch of Lehman Brothers Holdings Inc.’s exchange-traded note program was published by Investor’s Business Daily on March 3, 2008. Lehman Brothers Holdings Inc. neither endorses nor adopts any of the opinions expressed in this article (other than (1) any opinion expressed by any representative of Lehman Brothers which is expressly quoted and attributed to such representative in the article and (2) the statements in the first sentence of the second paragraph; the second, third and fourth paragraphs under the caption “Easier to Track”; and the first, fourth, fifth, sixth and seventh paragraphs under the caption “Something Different”) regarding Lehman Brothers Holdings Inc.’s exchange-traded note program or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions.

[Investor’s Business Daily]

March 3, 2008

Lehman Bros. Debuts Two Non-Equity ETNs

By JESSE EMSPAK

Lehman Bros. is rolling out exchange traded notes tracking commodities and private equity.

Warun Kumar, managing director at Lehman, says the ETNs are Lehman’s first foray into the field. The firm chose ETNs rather than ETFs because its expertise is in debt securities rather than equities.

The private equity ETN is Opta S&P Listed Private Equity Index NetReturn, which tracks the S&P Listed Private Equity Index.

The index tracks 30 global private equity companies. Lehman says it’s the only ETN that tracks private equity, though PowerShares’ Listed Private Equity (PSP) is an ETF that does.

In commodities, the firm has rolled out Opta Lehman Bros. Commodity Index Pure Beta Total Return and the Opta LBCI Pure Beta Agriculture Total Return.

The first tracks the LBCI Pure Beta Index while the second tracks the agricultural components thereof. They launched Feb. 21.

Easier To Track

The firm chose to use ETNs because commodities or private equity are harder to track with traditional exchange traded funds.

Kumar says that’s because most indexes are equity-linked, and the way to get exposure to commodities is usually to buy stocks linked to that commodity.

An ETN, unlike an ETF, is counted as a debt security. It’s a promise to track the return of an index.

The investor is running a credit risk with the issuer. With an ETF, the risk is tracking error rather than credit risk.

Lehman decided to start with commodities and private equity because they weren’t covered by many ETFs or ETNs.

“There’s a multitude of choices,” Kumar said. “But there’s not a lot of asset classes represented. Of the $550 billion in ETFs out there, something like 80% is equities and 80% of that is U.S. equity.”

Something Different

The firm wanted to offer something different from most other firms. Kumar said many offer bonds and stock indexes. Fewer offer commodities exposure.

Barclays offers 11 commodity ETNs, including general commodities and agricultural products.

IPath Dow Jones-AIG Commodity Index (DJP) has $2.88 billion in assets. IPath Dow Jones-AIG Agriculture Total Return Sub-Index has $127 million.

Both Lehman’s and Barclays’ ETNs use futures to get exposure to the commodities indexes.

Kumar says Lehman’s commodity ETNs buy contracts with lengths up to a year instead of rolling the contracts over every month.

The idea, he says, is to reduce the effects of hedge funds and speculators that sometimes pour money into a given month’s contracts near the expiration dates.

That money alters the volume on a given month’s futures and creates spikes in the price, which in turn artificially boosts volatility.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read this free writing prospectus together with the relevant pricing supplement and the accompanying base prospectus dated May 30, 2006, as supplemented by the MTN prospectus supplement dated May 30, 2006 relating to our Series I medium-term notes of which the Opta ETNs are a part. Buyers should rely upon the accompanying base prospectus and MTN prospectus supplement, the pricing supplement, this free writing prospectus and any other relevant terms supplement for complete details. The pricing supplement, together with the base prospectus and MTN prospectus supplement, contain the terms of the Opta ETNs. To the extent that there are any inconsistencies among this free writing prospectus, the pricing supplement, the base prospectus and the MTN prospectus supplement, the pricing supplement shall supersede this free writing prospectus, the base prospectus and the MTN prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Opta ETNs. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.